UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **January 22, 2002**

Transmation, Inc.

(Exact name of registrant as specified in charter)

Ohio	**0-3905**	**16-0874418**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10 Vantage Point Drive, Rochester, New York	**14624**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **716-352-7777**

(Former name or former address, if changed since last report)

Item 2. Acquisition or Disposition of Assets.

On January 22, 2002, the Registrant closed on the sale of substantially all of the assets of its Measurement and Control division ("MAC"). The acquisition was made pursuant to an Asset Purchase Agreement dated as of January 18, 2002 (the "Purchase Agreement") by and between the Registrant and Hughes Corporation ("Buyer").

The consideration for the sale was negotiated at arms length and consisted of a cash payment of $2,885,026.05, cash reimbursement of certain transition-related expenses, and the following contingent payments: (i) an amount equal to $150,000 due and payable to the Registrant on October 18, 2002; and (ii) an amount equal to $150,000 within 30 days following the one (1) year anniversary of the Closing Date if Net Sales (as defined in the Purchase Agreement) from MAC for the one (1) year period following the Closing Date, equals or exceeds $8,500,000.

The cash portion of the purchase price is subject to a post-closing adjustment based on the balance sheet as of the Closing Date of the sale. Buyer has escrowed $75,000 for 90 days to cover any such adjustments or claims for indemnification and the contingent payments are subject to Buyer's right of set-off.

In connection with the sale of MAC, the Registrant entered into a Seventh Amendment to its Credit and Loan Agreement, originally dated August 7, 1998, among the Registrant, KeyBank National Association and certain Lenders (the "Credit Agreement"). In connection with the Credit Agreement, the Lenders released their security interest in MAC and a significant portion of the cash proceeds were delivered to pay down a portion of the Registrant's indebtedness to the Lenders. As a result of the sale, the effect of which was to reduce the Registrant's accounts receivable and inventory, the revolving line of credit availability under the Credit Agreement was reduced in a manner consistent with the borrowing formula.

The foregoing information contained in this Form 8-K with respect to the sale, is qualified in its entirety by reference to the complete text of the Purchase Agreement, a copy of which is filed herewith.

Item 7. Financial Statements and Exhibits.

(a)   Financial Statements of Business Acquired.

Not Applicable.

(b)   Pro Forma Financial Information.

The pro forma financial statements of the Registrant are included herein as Exhibit 99(a).

The Pro Forma (unaudited) Consolidated Statements of Income for the fiscal year ended March 31, 2001 and the twenty six weeks ended September 30, 2001, set forth as a part of Exhibit 99(a) of this Report, present Transmation, Inc.'s ("Transmation" or the "Company") results of operations for such periods as if the Company had disposed of the Measurement and Control division ("MAC") as of the beginning of such periods.

The Pro Forma (unaudited) Consolidated Balance Sheet as of September 30, 2001, set forth as a part of Exhibit 99(a) of this Report, presents fairly the financial position of the Company as if it had disposed of MAC as of that date. Such balance sheet combines the Company's unaudited Consolidated Balance Sheet as of September 30, 2001, with appropriate adjustments to reflect the sale transaction identified above and the use of the proceeds to reduce the Company's outstanding debt.

The unaudited pro forma consolidated condensed financial statements do not purport to represent what the Company's results of operations or financial position would have been had the disposition of MAC occurred on the dates specified, or to project the Company's results of operations or financial position for any future period or date. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances. In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma data. Actual amounts could differ from those set forth in Exhibit 99(a). The pro forma statements should be read in conjunction with the accompanying notes therein and the historical consolidated financial statements and related notes of the Company included in its Annual Report on Form 10-K for the fiscal year ended March 31, 2001, and Quarterly Report on Form 10-Q for the six months ended September 30, 2001.

(c)   Exhibits.

See Index to Exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSMATION, INC.

Dated: February 5, 2002   By: /s/ Peter J. Adamski

                                             Peter J. Adamski
                                             Vice President - Finance and CFO

INDEX TO EXHIBITS

(1) **Underwriting agreement**

    Not Applicable.

(2) **Plan of acquisition, reorganization, arrangement, liquidation or succession**

    (a)   Asset Purchase Agreement dated as of January 18, 2002 by and between the Registrant and Hughes Corporation, together with a brief identification of the contents of all omitted Schedules, is included herein as Exhibit 2(a). Upon written request, the Registrant will provide to security holders copies of any of the referenced omitted Schedules.

(4) **Instruments defining the rights of security holders, including indentures**

    (a)   Seventh Amendment to Credit and Loan Agreement dated as of January 18, 2002 by and among the Registrant, KeyBank National Association and certain Lenders is included herein as Exhibit 4(a).

(16) **Letter re change in certifying accountant**

    Not Applicable.

(17) **Letter re director resignation**

    Not Applicable.

(20) **Other documents or statements to security holders**

    Not Applicable.

(23) **Consents of experts and counsel**

    Not Applicable.

(24) **Power of attorney**

    Not Applicable.

(99) **Additional Exhibits**

    (a)   Unaudited pro forma financial statements of the Registrant are included herein as Exhibit 99(a).